UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Snowflake Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

833445109

(CUSIP Number)

September 18, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 833445109	13G	Page 1 of 4

1.	NAME OF REPORTING PERSON salesforce.com, inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 4,253,644[1]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,253,644[1]
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,253,644[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%[2]
12.	TYPE OF REPORTING PERSON HC, CO

1

Consists of 2,083,333 shares of the Issuer’s Class A common stock and 2,170,311 shares of the Issuer’s Class B common stock held by Salesforce convertible into Class A common stock within 60 days. Salesforce also holds an additional 1,698,659 shares of Class B common stock, but these shares are not convertible into Class A common stock within 60 days. Pursuant to the terms of a Conversion Rights Agreement Salesforce may not convert its Class B common stock into Class A common stock within 60 days to the extent such conversion would result in Salesforce holding more than 9.99% of the Issuer’s outstanding Class A common stock. The rights of the holders of Class A common stock and Class B common stock are generally the same, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock.

2

The percentage is calculated based upon (i) 40,408,709 shares of outstanding Class A common stock as of September 18, 2020 as provided by the Issuer to the Reporting Person and (ii) 2,170,311 shares of the Issuer’s Class B common stock held by Salesforce.

CUSIP No. 833445109	13G	Page 2 of 4

Item 1(a).	Name of Issuer:

Snowflake Inc., a Delaware corporation (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

450 Concar Drive

San Mateo, California 94402

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by salesforce.com, inc. (“Salesforce”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of Salesforce is 415 Mission Street, 3rd Floor, San Francisco, CA 94105.

Item 2(c).	Citizenship:

Salesforce is a Delaware corporation.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001

Item 2(e).	CUSIP Number:

833445109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP No. 833445109	13G	Page 3 of 4

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Cover Page Item 9.

(b)	Percent of class: See Cover Page Item 11.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Cover Page Item 5.

(ii)	Shared power to vote or to direct the vote: See Cover Page Item 6.

(iii)	Sole power to dispose or to direct the disposition of: See Cover Page Item 7.

(iv)	Shared power to dispose or to direct the disposition: See Cover Page Item 8.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Salesforce Ventures LLC, a Delaware limited liability company and a wholly owned subsidiary of Salesforce, is the beneficial owner of 4,253,644 shares of Class A common stock.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 833445109	13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SALESFORCE.COM, INC.

/s/ Amy Weaver	September 25, 2020
Amy Weaver
President and Chief Legal Officer